

January 30, 2020

Kelly M. Dvorak
General Counsel
Bank First Corporation
402 N. 8th Street
Manitowoc, Wisconsin 54220

> **Re: Bank First Corporation**
> **Registration Statement on Form S-4**
> **Filed January 24, 2020**
> **File No. 333-236067**

Dear Ms. Dvorak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance